FORM 3

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person * Krill, Katherine L. (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) 05/03/2001	4. Issuer Name and Ticker or Trading Symbol AnnTaylor Stores Corporation (ANN)	
c/o AnnTaylor Stores Corporation 142 West 57th Street (Street)	3. IRS or Social Security Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person to Issuer (Check all applicable) __ Director _____10% Owner _X_ Officer (give title below) _____Other (specify below)	6. If Amendment, Date of Original (Month/Year) 05/2001
New York, New York 10019 (City) (State) (Zip)		President –AnnTaylor Loft	7. Individual or Joint/Group Filing (Check applicable line) _X_ Form filed by One Reporting Person _____ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned			
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	3,335	D	
Common Stock	187	D	

(Over)

(Print or Type Responses)

FORM 3 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(*e.g.,* puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			
Phantom Stock	(1)	7/20/08	Common Stock	1,665	1-for-1	D	
Employee Stock Option (right to buy)	(2)	5/16/04	Common Stock	5,000	$31.875	D	
Employee Stock Option (right to buy)	5/16/03	5/16/04	Common Stock	10,000	$31.875	D	
Employee Stock Option (right to buy)	(2)	2/24/05	Common Stock	1,665	$33.00	D	
Employee Stock Option (right to buy)	2/24/04	2/24/05	Common Stock	3,335	$33.00	D	
Employee Stock Option (right to buy)	(3)	2/01/06	Common Stock	833	$11.50	D	
Employee Stock Option (right to buy)	(3)	2/20/07	Common Stock	5,000	$21.00	D	
Employee Stock Option (right to buy)	(3)	4/21/08	Common Stock	11,250	$15.50	D	
Employee Stock Option (right to buy)	(3)	3/8/09	Common Stock	7,500	$44.25	D	
Employee Stock Option (right to buy)	(3)	3/10/10	Common Stock	12,000	$23.9375	D	
Employee Stock Option (right to buy)	(3)	3/14/11	Common Stock	20,000	$27.02	D	

Explanation of Responses:

(1) 50% became exercisable on July 20, 2001, the third anniversary of the date of grant, and 50% will become exercisable on July 20, 2002, the fourth anniversary of the date of grant.

(2) Fully vested.

(3) Becomes exercisable 25% per year on anniversary of grant.

/s/ Katherine L. Krill	4/3/2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

   *   If the form is filed by more than one reporting person, see Instruction 5(b)(v).

   ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.

    If space provided is insufficient, *see* Instruction 6 for procedure